

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 22, 2008

Mr. Michael Wood
Chief Executive Officer
Raven Gold Corp.
7250 NW Expressway, Suite 260
Oklahoma City, OK 73132

>   **Re: Raven Gold Corp.**
>   **Form 10KSB for Fiscal Year Ended April 30, 2007**
>   **Filed August 14, 2007**
>   **Form 10QSB for Fiscal Quarter Ended January 31, 2008**
>   **Filed March 24, 2008**
>   **Response Letter Dated April 11, 2008**
>   **File No. 333-126680**

Dear Mr. Wood:

        We issued comments to you on the above captioned filings on April 28, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 5, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by August 5, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Jenifer Gallagher at 202-551-3706 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief